
November 22, 2005

Mail Stop 3561

Mr. Kelly Jay Michael Tallas
Chairman, President and CEO
Wealthcraft Systems, Inc.
Room 1005, 10th Floor
Universal Trade Center
3 Arbuthnot Road
Hong Kong, SAR

> **Re: Wealthcraft Systems, Inc.**
> **4.01 Form 8-K dated November 13, 2006**
> **Filed November 13, 2006**
> **Amended November 16, 2006**
> **File No. 0-51575**

Dear Mr. Tallas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please revise the second paragraph of your Item 4.01 disclosure to state specifically whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, <u>or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification</u>. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. See Item 304(a)(1)(ii) of Regulation S-B.

2.   Please file a newly dated letter from your former accountant stating whether the accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree. The letter should specifically state that your former accountants have read your revised Item 4.01 disclosure and whether they agree with it insofar as it pertains to their firm, or not. Refer to Item 304(a)(3) of Regulation S-B.

3.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If you have any questions, please call the undersigned at (202) 551-3237.

                                                Sincerely,

                                                Maureen Bauer
                                                Staff Accountant